Exhibit 21.1

Subsidiaries of Alpine Summit Energy Partners, Inc.

Name	Jurisdiction of Organization
HB2 Origination, LLC	Delaware
Alpine Summit Funding Holdings LLC	Delaware
Alpine Summit Funding LLC	Delaware
Ageron Energy II, LLC	Delaware
Alpine Maverick VI, LP	Delaware
Alpine Maverick VII, LP	Delaware
Alpine Red Dawn II, LP	Delaware